Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-11934

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Offering Circular: July 22, 2022

September 21, 2022

Skid Row AHP LLC

440 S. LaSalle Street, Suite 1110

Chicago, Illinois 60605

(866) AHP-TEAM

www.skidrowahp.com

This document (the “Supplement”) supplements the Offering Circular of Skid Row AHP LLC, (the “Company”) dated July 22, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change to Minimum Initial Investment

Effective immediately, the minimum initial investment in the Company is $100 or 10 Shares.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.